NEWS RELEASE
TSX: ELD NYSE: EGO	September 7, 2016

Eldorado Provides Updated Outlook

VANCOUVER, BC, September 7, 2016 – Eldorado Gold Corporation, (“Eldorado” or “the Company”) is hosting an Analyst Day, where the plans for continued sustainable growth, comprehensive technical sessions, an exploration program review, and an outline of its 2020 financial and operational targets are to be presented. Eldorado remains focused on its four strategic pillars: quality assets, operational excellence, accountability, and capital discipline.

Highlights of the topics to be presented today include:

Turkey: Kisladag Expansion

•	Plans to proceed with the expansion to crush 20 million tonnes a year (from the current 12.5 million tonnes per year).
•	With completion forecasted in 2018, the Company expects to produce between 310,000 – 320,000 ounces of gold per year through 2020 at average cash costs of $490 per ounce.
•	Remaining capital for the expansion is budgeted at $63 million, to be spent over a two year implementation period.

Greece: Olympias:

•	Parameters around Phase 2, targeting initial production in the first quarter 2017. Production during this Phase will average approximately 72,000 ounces of gold, with cash costs during the first full five years expected to range between $180 and $350 due to significant by-product credits.
•	The capital cost associated with the final stages of Phase 2 construction are estimated at $101 million.
•	Parameters around Phase 3 are under development with the engineering ongoing.

Greece: Skouries

•	Decision to develop Skouries in a two phased approach.
•	Phase 1: a combination of open pit and underground mining over 9 years, producing a total of 1.4 million ounces of gold and 620 million pounds of copper (or 2.8 million gold equivalent ounces), at average cash costs of -$255 per ounce due to the copper by-product credits. Total development capital over the life of this phase is budgeted at $710 million and includes all mine development and process facilities.
•	Phase 2: preliminary analysis shows underground mining over the next 15 year period once Phase 1 is complete. Total gold production during this phase is expected to be an additional 1.7 million ounces, at average cash costs of $165 per ounce due to the copper by-product credits. Total development capital over the life of this phase is expected to be approximately $460 million.

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Brazil: Tocantinzhino

•	Average annual gold production is planned at approximately 170,000 ounces at cash costs of approximately $535 per ounce, with initial production planned for 2019. Total development capital costs are estimated at $464 million and conditional upon Eldorado Board of Directors approval, construction will commence in 2017.

Financial Outlook

•	The Company’s financial flexibility is expected to grow, with over $1 billion in total liquidity expected for year-end 2016 post the close of the previously announced Chinese asset sale transactions. The Company’s approach to capital investments remains prudent, and the funds are currently being allocated to the robust internal growth pipeline.

2017 Outlook

Mine	Production (Au oz)	Cash Costs ($/oz)	Sustaining Capital Expenditure ($M)
Kisladag	240,000 – 265,000	$450 – 500	$50 - 60
Efemcukuru	95,000 - 105,000	$525 – 575	$15 – 20
Olympias	40,000 - 50,000	$425 - 475	$15 – 20
Total	375,000 - 420,000	$450 - 500	$80 - 100

2017 Capital Expenditure	($M)
Kisladag Development	$35 - 45
Skouries Development	$240 - 260
Tocantinzhino Development	$95 - 105
Olympias Development	$30-40
Certej Development	$10 - 15
Stratoni	$10 – 15
Total Development	$420-480
Total Capitalized Exploration	$10
Total Sustaining	$80-100
Total Capital Budget	$500-580

2020 Targets

•	Gold production is expected to increase by 110% over 2017 totals (approximately 400,000 ounces of gold) to over 830,000 ounces in 2020.
•	All-in sustaining cash costs to decline to under $650 per ounce.

Assumptions

•	Long term outlook assumes $1,300 per ounces gold, $18.00 per ounce silver, $6,000 per tonne copper, $2,000 per tonne lead, $2,000 per tonne zinc.
•	Rates to the US$: 2.9 TRL; 3.75 BRL; 1.15 EU; 1.25 CAD.

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Materials

All presentation materials are available for download at www.eldoradogold.com. Hardcopies may also be requested by contacting 1-888-353-8166.

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, China, Greece, Romania, Serbia and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Qualified Person

Paul Skayman, Chief Operating Officer of Eldorado Gold Corporation, is the “Qualified Person” for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators who has reviewed, approved and verified the scientific and technical information herein.

Forward Looking Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", “targets”, “targeted”, "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to the proposed use of the funds anticipated from the sale of the Company’s Chinese assets, information with respect to our strategy, plans, goals and outlook for our properties, including expansions and production, our future financial and operating performance and targets, and our proposed mine development and exploration and other events.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information, including assumptions about closing of both Chinese sale transactions, including liability and timing of meeting the closing conditions, the political and economic environment that we operate in, the future price of commodities, anticipated costs and expenses and impact of the disposition on the business. Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: closing of the transactions not occurring or delayed, political, economic, environmental and permitting risks, gold price volatility, discrepancies between actual and estimated production, estimated mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions, including environmental and permitting regulatory restrictions and liabilities, internal and external approval risks, risks of sovereign investment, risks related to advancing the Chinese monetization process, currency fluctuations, speculative nature of gold exploration, global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 30, 2016.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

All forward-looking statements and information contained herein are qualified by this cautionary statement.

Cautionary Note to U.S. Investors:

Mineral Reserves and Mineral Resources - The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" referred to in the Company's disclosure are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral

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Resources and Mineral Reserves, adopted by the CIM Council as amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities & Exchange Commission ("SEC") Guide 7. Under SEC Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historic average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

The terms "mineral resource", "measured mineral resource", "indicated mineral resource", "inferred mineral resource" used in the Company's disclosure are Canadian mining terms used in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral resources which are not mineral reserves do not have demonstrated economic viability.  While the terms "mineral resource", "measured mineral resource," "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in the Company's disclosure concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings. With respect to "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Contact

Krista Muhr, Vice President Investor Relations & Corporate Communications

Eldorado Gold Corporation

604 601 6701 or 1 888 353 8166

kristam@eldoradogold.com

www.eldoradogold.com

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